April 11, 2017

VIA EDGAR AND COURIER

Lisa Kohl

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Emerald Expositions Events, Inc. Registration Statement on Form S-1 File No. 333-217091 (the “Registration Statement”)

Dear Ms. Kohl:

We are providing this supplemental letter on behalf of Emerald Expositions Events, Inc. (the “Company”) in response to the telephone conversation of April 4, 2017, between representatives of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, and the staff of the Division of Corporation Finance (the “Staff”), during which counsel to the Company and the Staff discussed the supplemental submission of an anticipated price range for the Company’s proposed initial public offering (“IPO”) for the Staff’s review. Attached hereto as Annex A for your review are certain pages of the Registration Statement reflecting the anticipated price range for the Company’s IPO and certain information previously omitted from the Registration Statement that is derived from such price range. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

April 11, 2017

Discussion

The Company supplementally advises the Staff that the Company currently anticipates that the price range for the IPO will be within the range of $18.00 to $21.00 (which reflects a 125-for-one-stock split that the Company implemented on April 10, 2017).

The anticipated price range for the IPO is based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating performance in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in the next amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing anticipated price range will not be subject to significant change.

If you have any questions, please feel free to contact the undersigned at (212) 859-8428 or Mark Hayek at (212) 859-8890.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Daniel J. Bursky

cc:	Mara L. Ransom (Securities and Exchange Commission)
Lisa Sellars (Securities and Exchange Commission)
Jim Allegretto (Securities and Exchange Commission)
Charlie Guidry (Securities and Exchange Commission)
Philip Evans (Emerald Expositions Events, Inc.)
Mark Hayek (Fried, Frank, Harris, Shriver & Jacobson LLP)

Securities and Exchange Commission

April 11, 2017

ANNEX A